MFS Government Markets Income Trust Announces Preliminary Results of Tender Offer Contact: John Reilly 617-954-5305

For Immediate Release

BOSTON (November 15, 2007) - MFS Government Markets Income Trust (NYSE: MGF) (the "Trust") today announced preliminary results of its tender offer for 37.5% of the Trust's outstanding common shares of beneficial interest. The offer expired at midnight Eastern Time on November 14, 2007. All conditions of the offer have been satisfied, including shareholder approval at the Trust's November 1 annual meeting of the proposal to allow the Trust to use leverage.

The tender offer was oversubscribed. Pursuant to the terms of the offer, the Trust will repurchase the maximum number of shares covered by the offer using the proration procedures disclosed in the Trust's tender offer materials provided to shareholders. Below are the preliminary results of the tender offer.

A total of 24,642,493.2113 shares, representing approximately 48% of all outstanding shares, were properly tendered and not withdrawn. No additional shares were tendered under a notice of guaranteed delivery. In accordance with the terms of the tender offer, 19,249,709 shares are expected to be repurchased at the per-share purchase price of $7.12, which is 99% of NAV per share as of November 14, 2007. Because the tender offer was oversubscribed, the Trust expects to repurchase, on a pro rata basis, approximately 78.1% of the shares properly tendered by each shareholder.

These results are approximate and preliminary and will be confirmed within five business days. The number of shares tendered reflects shares properly tendered. Proceeds of the tender offer are expected to be mailed to shareholders beginning in the week of November 26, 2007.

MFS manages $204 billion in assets on behalf of more than 5 million individual and institutional investors worldwide as of September 30, 2007. The company traces its origins to 1924 and the creation of America's first mutual fund.

This announcement is not a prospectus, circular or representation intended for use in the purchase or sale of Trust shares. Shares of the Trust are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Trust involve investment risk, including possible loss of principal. For more complete information about the Trust, including risks, charges, and expenses, please see the Trust's annual and semi annual shareholder report or contact your financial adviser.

The Trust is a closed-end investment product. Shares of the Trust are only available for purchase/sale on the NYSE, with the exception of the MFS California Insured Municipal Fund which is available for purchase only on the American Stock Exchange, at the current market price. Shares may trade at a discount to NAV.

                           MFS Investment Management
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